Robert W. Derrick, Jr.

April 3, 2012

Board of Directors
American International Industries, Inc.,

Delta Seaboard International, Inc. and Delta Seaboard Well Service, Inc.
601 Cien St., Suite 235
Kemah, TX 77565-3077

RE: RESIGNATION

Regarding the Corporation selling assets to Delta Seaboard, LLC described in the Asset Purchase Agreement, effective immediately upon closing of said sale, I hereby resign from my positions as Director of American International Industries, Inc., Director and President of Delta Seaboard International, Inc. and Delta Seaboard Well Service, Inc. I have had no disagreements with the Registrant’s operation, policies or practices.

Very truly yours,

/s/ Robert W. Derrick, Jr.

Robert W. Derrick, Jr.